April 24, 2019

Dear Fellow Shareholders,

Your Company had an exceptional year in 2018. Our strategic investment in Malmyzh paid off handsomely, we continued on our path of generating new royalties at a quick pace, and our key royalty properties were advanced with substantial counterparty investment. Notably, EMX's treasury of $86 million at year-end was more than the cumulative money raised during the entire history of the Company. In addition to our sizeable bankroll, EMX has a diversified portfolio of more than 95 royalty, royalty generation, and other mineral property interests that spans five continents.

The sale of IG Copper's Malmyzh copper-gold discovery unlocked value that resulted from EMX's disciplined investment approach and steady support over seven years. When we first recognized Malmyzh's potential, the project had just over 30 drill holes. EMX persevered, and our hard work has been rewarded with a payout of over $87 million so far, with another $2.7 million expected later in 2019. The Malmyzh sale marked a milestone Company success, and established a strong balance sheet to take advantage of new opportunities going forward.

EMX is unique as a royalty company since we not only buy royalties, but also create them through low cost generative work. Eleven new royalties resulted from our royalty generation programs in Scandinavia and North America during 2018. These new royalty properties provide pre-production cash payments, as well as share equity interests, to EMX's benefit. Meanwhile, project operators spent over $19 million advancing and building value on the Company's early-stage royalty properties. The royalty generation process was accelerated in 2018 with the execution of the South32 Regional Strategic Alliance for base metals programs in Arizona, New Mexico, and Utah and the initial selection of five EMX properties to advance toward royalty status. Low cost royalty generation is central to EMX's long-term growth strategy.

The Company's production and development royalty assets were advanced with significant operator funded work last year, while not costing EMX one dollar for the resulting value creation. The Timok copper-gold royalty property continued on a fast track, with a positive Pre-Feasibility Study for the high-grade Upper Zone, and an initial resource for the Lower Zone porphyry. Once in production, EMX's Timok royalty will generate revenue for years to come. At the Leeville property, EMX received $1.84 million in production royalty revenue, while Newmont continued to add resources along the Rita K corridor as well as at Four Corners, both of which are partially covered by EMX's royalty position. In Turkey, our royalty properties were steadily advanced, while EMX continued to receive pre-production and royalty payments, including $1.65 million from the Akarca project. The Company's production and development royalty assets highlight our portfolio's increasing value over time.

Your Company is in a great position with a robust treasury, as well as over 45 royalty properties and a pipeline of royalty generation properties that are ready to be added to that total. EMX's growing royalty portfolio provides discovery, development, and commodity price optionality, while limiting exposure to the risks inherent to operating companies.

Thank you for your patience and support while we build a royalty company that provides shareholders with a foundation of sustainability and growth.

David M. Cole
President and Chief Executive Officer

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com